Arrow Cars International, Inc.
                  Calle del Escritor Herrara Santaolalla, No. 2
                         Churriana, Malaga, Spain 29140

                                  March 6, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Ms. Beverly A. Singleton
           Staff Accountant

Re: Arrow Cars International, Inc.
    Item 4.01 Form 8-K
    Filed on March 3, 2014
    File No. 0-55002

Dear Ms. Singleton:

     This letter is in response to your comment letter dated March 5, 2014 ("Comment Letter"), related to the above referenced filing.

     Our response to the Comment Letter are as follows;

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

COMMENT 1.

SEE THE FIRST PARAGRAPH. PLEASE EXPAND YOUR DISCLOSURE TO STATE THAT THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD ("PCAOB") REVOKED THE REGISTRATION OF LABROZZI & CO., P.A. ON FEBRUARY 13, 2014. IN ADDITION, PLEASE CLARIFY WHETHER AS A RESULT OF THAT REVOCATION, YOU DISMISSED LABROZZI & CO., P.A. AS OF THIS DATE, OR WHETHER THEY RESIGNED. WE NOTE THE HEADING OF THIS SECTION INDICATES THAT LABROZZI & CO., P.A. HAD BEEN DISMISSED. SEE QUESTION 111.07 OF REGULATION S-K OF THE SEC' COMPIANCE AND DISCLOSURE INTERPRETATIONS ("C&DIS") WHICH CAN BE FOUND AT THE SEC'S WEBSITE AT WWW.SEC.GOV, UNDER THE SECTION DIVISION OF CORPORATION FINANCE. WE ALSO REFER YOU TO ITEM 304(A)(1)(I) OF REGULATION S-K, WHEREBY THE CLIENT-AUDITOR CESSATION DATE SHOULD BE DISCLOSED, ALONG WITH WHETHER THE FORMER ACCOUNTANT WAS DISMISSED, RESIGNED, OR DECLINED TO STAND FOR RE-ELECTION.

Response:

In response to this comment, we have revised our filing to disclose that Labrozzi & Co., P.A. resigned on February 25, 2014.

COMMENT 2.

SEE THE SECOND PARAGRAPH, IN THE FIRST SENTENCE PLEASE REVISE TO CLARIFY THAT "LABROZZI'S REPORT ON THE COMPANY'S FINANCIAL STATEMENTS ...OR ACCOUNTING PRINCIPLES WITH THE EXCEPTION OF LABROZZI'S AUDIT REPORTS ON THE FINANCIAL STATEMENTS FOR THE YEARS DECEMBER 31, 2012 AND DECEMBER 31, 2011, CONTAINED AN EXPLANATORY NOTE WHICH RAISED SUBSTANTIAL DOUBT AS TO THE ABILITY OF THE COMPANY TO CONTINUE AS A GOING CONCERN.

Response:

In response to this comment, we have revised our filing to include your suggested revision.

COMMENT 3.

ALSO SEE THE SECOND PARAGRAPH. IN THE SECOND SENTENCE PLEASE REVISE TO CLARIFY, IF TRUE, THAT "DURING THE COMPANY'S TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH A REVIEW REPORT WAS PROVIDED AND THROUGH THE DISMISSAL DATE OF LABROZZI, THE COMPANY DID NOT HAVE ANY DISAGREEMENTS WITH,,, MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENTS IN CONNECTION WITH ITS REPORT." FOR GUIDANCE, SEE QUESTION 111.01 OF REGULATION S-K OF THE C&DIS.

Response:

In response to this comment, we have revised our filing to include your suggested revision.

COMMENT 4.

THE AMENDED ITEM 4.01 FORM 8-K, TO BE FILED, SHOULD ALSO INCLUDE AN EXHIBIT 16 LETTER FROM LABROZZI & CO., P.A. INDICATING WHETHER OR NOT THEY AGREE WITH YOUR REVISED DISCLOSURES. IF SUCH LETTER HAS BEEN REQUESTED, BUT CANNOT BE OBTAINED, PLEASE SO STATE. FOR GUIDANCE, SEE QUESTION 214.01 OF THE EXCHANGE ACT FORM 8-K OF THE C&DIS.

Response:

We have included Labrozzi's letter, dated March 6, 2014, as Exhibit 16.1 to this amended filing.

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     In responding to your comments, we acknowledge that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

                       Law Offices of David E. Wise, P.C.
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                                  (210)558-2858
                               wiselaw@verizon.net

Sincerely,

Arrow Cars International, Inc.


By: /s/ Jeremy D. Harris
   ---------------------------------
   Jeremy D. Harris
   President

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